 1-A/A LIVE 0001671132 XXXXXXXX 024-10588 false false false HempTech Corp NV 2014 0001671132 700 46-5145215 5 3 10901 ROOSEVELT BLVD SUITE 1000C SAINT PETERSBURG FL 33716 727-474-1810 Sam Talari Other 239.00 0.00 50100.00 822259.00 872598.00 26788.00 940581.00 1210369.00 337771.00 872598.00 50100.00 375270.00 0.00 -375270.00 -0.08 -0.08 Turner, Stone & Company, L.L.P. Common 52103058 42470P107 OTC Markets 0 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 20000000 52103058 2.00 20000000.00 0.00 0.00 0.00 20000000.00 None 0.00 None 0.00 None 0.00 Turner, Stone & Company 15000.00 Securus law 10000.00 Employees 745000.00 Securus law 5000.00 18000000.00 Including time spent by employees of the Company on the offering, for which no sales commissions will be paid but other compensation may be paid. The Company has not yet entered into a selling agreement with any broker-dealer firms. true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false HempTech Corp. Preferred Stock 273666 0 $82000 at $0.30 per share Private placement under Rule 506(c) of Regulation D of the Securities Act of 1933, as amended